Exhibit 99.1

ASX ANNOUNCEMENT

23 October 2013

Results from Extraordinary General Meeting

Melbourne, Australia; 23 October 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that an Extraordinary General Meeting of shareholders was held at 10.00 am today (Melbourne time).

Resolutions One and Three were put before the shareholders and were passed on a show of hands.

In respect of Resolution Two, regarding the issue of the Convertible Note and Option, the Board has given due consideration to feedback received from shareholders that further time was required in order for those shareholders to consider the Resolution.

In light of this, and given the proximity to the Company’s 2013 Annual General Meeting (“AGM”), the Company has adjourned the Extraordinary General Meeting until 10.30 am on the date of the AGM, namely Friday, 29 November 2013, at the same venue as the AGM.  Resolution Two will then be put before the shareholders for their consideration at that time.

The Directors confirm that they still recommend that shareholders vote in favour of Resolution Two at the adjourned Extraordinary General Meeting to be held on 29 November 2013.

The proxy votes received in respect of the three Resolutions are set out on the attached page.

FOR FURTHER INFORMATION PLEASE CONTACT

Tom Howitt	Laura Forman (USA)
Chief Executive Officer (Acting)	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Proxy results for Extraordinary General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others
1. Ratification of issue of 41.7 million shares
Numbers of votes received	38,857,643	16,819,304	77,056	334,612	22,425
Percentage of votes cast	69.25%	29.98%	0.14%	0.60%	0.03%

2. Approval of Convertible Note and Option
Numbers of votes received	34,270,262	21,406,685	77,056	334,612	22,425
Percentage of votes cast	61.08%	38.15%	0.14%	0.60%	0.03%

3. Approval of shares to Underwriters
Numbers of votes received	34,245,882	21,431,065	77,056	334,612	22,425
Percentage of votes cast	61.04%	38.19%	0.14%	0.60%	0.03%

Notes:    The Company currently has a total of 565,749,677 ordinary shares on issue and 2,888 registered shareholders.